02057918

PE 9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month September, 2002

Newmont Yandal Operations Limited
(f/k/a Normandy Yandal Operations Limited)
(Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

9-1

693178.9

This Form 6-K consists of a copy of the Preliminary Final Report for the period to 30 June 2002 from Newmont Yandal Operations Limited (f/k/a Normandy Yandal Operations Limited), an Australian corporation, as filed with the Australian Stock Exchange Limited.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

PRELIMINARY FINAL REPORT

30 June 2002

CONTENTS

DIRECTORS' REPORT

The Directors of Newmont Yandal Operations Limited present their report for the twelve month period ended 30 June 2002.

Directors

The Directors of Newmont Yandal Operations Limited during the whole of the financial year and up to the date of this report were:

Mr Kenneth G Williams

Mr David Hillier (Resigned 4 June 2002)

Mr Colin C Lake (resigned 7 March 2002)

Mr Bruce D Hansen (appointed 7 March 2002)

Mr Britt D Banks (appointed 7 March 2002)

Mr David H Francisco (appointed 7 March 2002)

Mr John AS Dow (appointed 4 June 2002)

Review of Operations

Group Result

The loss after tax for the 12 month period ended 30 June 2002 was $299,135,000 (2001: $76,142,000(loss)).

No dividends were declared for the year ended 30 June 2002 (2001: Nil).

Gold ounces sold during the 12 months totalled 749,412 ounces (2001: 785,607 ounces) at an average realised price of $539 per ounce (2001: $531 per ounce). The average cash cost was $349 per ounce (2001: $288) and the average total production cost was $508 per ounce (2001: $475).

For further details see Report on Activities for the Quarter to 30 June 2002 released to shareholders on 31 July 2002.

Significant changes in the state of affairs

Change of financial year

For the purpose of synchronising the Company's financial year with that of its controlling entity, Newmont Mining Corporation, the Company's current financial year ending 30 June 2002 was extended to 31 December 2002. Thereafter the Company's financial year will run from 1 January to 31 December.

Change of name

On 23 April 2002, the Company changed its name from Normandy Yandal Operations Limited to Newmont Yandal Operations Limited.

Matter subsequent to the end of the year ended 30 June 2002

On 11 September 2002 the Company entered into an agreement to sell the Wiluna mine and surrounding exploration acreage to Agincourt Resources Limited, a company controlled by members of the Wiluna mine management group and an independent contractor. Consideration for the sale comprises cash on settlement of $7.8 million, prior to liabilities that will be retained by the Company, in relation to trade creditors and employee entitlements, which are expected to offset this initial consideration. In addition, the Company will receive a 5.9% royalty on Wiluna production from 1 September 2002, up to a maximum of $4.0 million, and a 3% Net Smelter Return royalty (increasing to a maximum of 5% at higher gold prices) payable on Wiluna production from 1 July 2004. The Company has agreed to invest a minimum of $0.8 million in ordinary equity of Agincourt and a further amount up to $0.8 million in redeemable preference shares (this further amount at Agincout's option), the latter contingent upon the amount of equity funding raised by Agincourt. Completion of the sale transaction, which is subject to a number of conditions precendent is expected in October 2002,

Accordingly, the book value of the Wiluna mine has been adjusted as at 30 June 2002, to reflect the cash elements of the consideration.

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the preliminary report have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Board of Directors.

On behalf of the Directors

K G Williams
Director

J A S Dow
Director

Adelaide
13 September 2002

Appendix 4B

Preliminary final report

Name of entity

Newmont Yandal Operations Ltd

ABN 30 007 066 766

Year Ended 30 June 2002

For announcement to the market

				A$'000
Revenues from ordinary activities (item 1.1)	down	3%	to	410,530
Profit(loss) from ordinary activities after tax attributable to members (item 1.22)	down	293%	to	(299,135)
Profit(loss) from extraordinary activities after tax attributable to members (item 2.5(d))		-		-
Net profit(loss) for the period attributable to members (item 1.11)	down	293%	to	(299,135)

Dividends	**Amount per security**	**Franked amount per security**
Final dividend (item 15.4)	-	-
Previous corresponding period (item 15.5)	-	-
Record date for determining entitlements to the dividend		N/A

Condensed consolidated statement of financial performance

		30 June 2002 A$'000	30 June 2001 A$'000
1.1	Revenue from ordinary activities (see items 1.23 - 1.25)	410,530	421,577
1.2	Expenses from ordinary activities (see items 1.26 and 1.27))	(672,515)	(490,082)
1.3	Borrowing costs	(30,611)	(30,778)
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(292,596)	(99,283)
1.6	Income tax on ordinary activities (see Appendix 1)	(6,539)	23,141
1.7	**Profit (loss) from ordinary activities after tax**	(299,135)	(76,142)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	**Net Profit (loss)**	(299,135)	(76,142)
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	**Net profit (loss) attributable to members**	(299,135)	(76,142)
Non-owner transaction changes in equity			
1.12	Increase(decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(299,135)	(76,142)

Earnings per security (EPS)		30 June 2002 cents/share	30 June 2001 cents/ahare
1.18	**Basic EPS**	(96.8)	(24.6)
1.19	**Diluted EPS**	(96.8)	(24.6)

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		30 June 2002 A$'000	30 June 2001 A$'000
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	(299,135)	(76,142)
1.21	Plus (less) outside equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(299,135)	(76,142)

Revenue and expenses from ordinary activities

		30 June 2002 A$'000	30 June 2001 A$'000
1.23	Revenue from sales		
	Revenue from gold sales	404,226	416,481
1.24	Interest revenue	5,015	2,509
1.25	Other relevant revenue		
	Proceeds on sale of property, plant & equipment	1,040	976
	Proceeds on sale of investments	249	1,611
	Total revenue from ordinary activities	410,530	418,990
1.26	Details of relevant expenses		
	Expenses		
	Direct mining expenses	(269,082)	(239,669)
	Other expenses	(5,623)	(9,095)
	Exploration charges	(14,815)	(14,827)
	Significant items included in result		
	- Foreign exchange gains/(losses)	23,074	(45,933)
	- Derivative losses	(123,400)	-
	- Exploration charges - previously capitalised expenditure	(35,573)	-
	- Write down in asset carrying values - mining properties	(134,894)	(30,000)
	- Increase in provision for mine site rehabilitation costs	-	(14,000)
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	(112,202)	(136,558)
	Total expenses from ordinary acitivties	(672,515)	(490,082)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles	-	-

Consolidated retained profits

		30 June 2002 A$'000	30 June 2001 A$'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(269,928)	(193,786)
1.31	Net profit (loss) attributable to members (item 1.11)	(299,135)	(76,142)
1.32	Net transfers to and from reserves	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	(569,063)	(269,928)

Intangible and extraordinary items

		30 June 2002			
		Before tax A$'000	Related tax A$'000	Related outside equity interests A$'000	Amount (after tax) attributable to members A$'000
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

		30 June 2002 A$'000	30 June 2001 A$'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the first half year (item 1.22 in the half yearly report)	(9,429)	(11,464)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the second half year	(289,706)	(64,678)

	Condensed consolidated statement of financial position	**30 June 2002 A$'000**	30 June 2001 A$'000	31 Dec 2001 A$'000
	Current assets			
4.1	Cash	**105,634**	104,672	122,808
4.2	Receivables	**17,236**	26,417	17,157
4.4	Inventories	**29,695**	28,117	27,694
4.5	Prepaid mining costs	**64,748**	55,552	63,940
4.6	Other	**17,629**	11,825	11,969
4.7	**Total current assets**	**234,942**	226,583	243,568
	Non-current assets			
4.10	Other investments	**538**	470	-
4.12	Exploration and evaluation expenditure	**6,830**	42,459	43,049
4.14	Property, plant and equipment (net)	**242,308**	449,530	408,903
4.16	Tax assets	**-**	6,550	-
4.17	Other	**22,121**	22,122	25,172
4.17	Prepaid mining costs	**-**	-	327
4.18	**Total non-current assets**	**271,797**	521,131	477,451
4.19	**Total assets**	**506,739**	747,714	721,019
	Current liabilities			
4.20	Payables	**45,597**	73,668	62,842
4.21	Interest bearing liabilities	**513**	1,587	1,159
4.23	Provisions exc. Tax liabilities	**13,463**	39,957	20,898
4.25	**Total current liabilities**	**59,573**	115,212	84,899
	Non-current liabilities			
4.27	Interest bearing liabilities	**486,195**	509,683	507,219
4.28	Tax liabilities	**-**	-	-
4.29	Provisions exc. Tax liabilities	**47,953**	34,070	49,583
4.30	Other	**123,548**	144	144
4.31	**Total non-current liabilities**	**657,696**	543,897	556,946
4.32	**Total liabilities**	**717,269**	659,109	641,845
4.33	**Net assets**	**(210,530)**	88,605	79,174
	Equity			
4.34	Capital/contributed equity	**358,533**	358,533	358,533
4.35	Reserves	**-**		
4.36	Retained profits	**(569,063)**	(269,928)	(279,359)
4.37	**Equity attributable to members of the parent entity**	**(210,530)**	88,605	79,174
4.38	Outside equity interests in controlled entities	**-**	-	-
4.39	**Total equity**	**(210,530)**	88,605	79,174
4.40	Preference capital included as part of 4.37	nil	nil	nil

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

		30 June 2002 A$'000	30 June 2001 A$'000
5.1	Opening balance	42,459	46,100
5.2	Expenditure incurred during current period	14,759	15,868
5.3	Expenditure written off during current period	(50,388)	(14,827)
5.4	Acquisitions, disposals, revaluation increments, etc	-	-
5.5	Expenditure transferred to mine properties	-	(4,682)
5.6	**Closing balance as shown in the consolidated balance sheet** ***(item 4.12)***	6,830	42,459

Development properties

6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc	-	-
6.6	Expenditure transferred to Property, Plant & Equipment	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** ***(item 4.13)***	-	-

Condensed consolidated statement of cash flows

		30 June 2002 A$'000	30 June 2001 A$'000
	Cash flows related to operating activities		
7.1	Receipts from customers	422,462	445,155
7.2	Payments to suppliers and employees	(339,460)	(284,700)
7.5	Interest and other items of similar nature received	4,612	2,149
7.6	Interest and other costs of finance paid	(30,546)	(28,079)
7.7	Income taxes (paid)/received	-	-
7.9	**Net operating cash flows**	57,068	134,525
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(41,152)	(40,744)
7.11	Proceeds from sale of property, plant and equipment	1,040	976
7.13	Proceeds from sale of equity investments	249	1,611
7.15	Deposits repaid - security for bank guarantees	-	15,910
7.16	Payments for exploration and mine properties	(14,759)	(15,868)
7.17	**Net investing cash flows**	(54,622)	(38,115)
	Cash flows related to financing activitities		
7.20	Repayment of borrowings	(1,484)	(1,244)
7.22	Other	-	-
7.23	**Net financing cash flows**	(1,484)	(1,244)
7.24	**Net increase (decrease) in cash held**	962	95,166
7.25	Cash at beginning of period (see Reconciliation of cash)	104,672	9,506
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of period** (see Reconciliation of cash)	105,634	104,672

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related		30 June 2002 A$'000	30 June 2001 A$'000
8.1	Cash on hand and at bank	96,382	61,449
8.2	Deposits at call	-	35,616
8.3	Bank overdraft	-	-
8.4	Gold bullion	9,252	7,607
8.5	**Total cash at end of period**	105,634	104,672

Other notes to the condensed financial statements

Ratios

		30 June 2002	30 June 2001
	Profit before tax / revenue		
9.1	Consolidated profit(loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(71.3%)	(23.6%)
	Profit after tax / equity interests		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(142.1%)	(85.9%)

Earnings per security (EPS)

		30 June 2002	30 June 2001
10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share Earnings used to calculate basic and diluted earnings per share (A$'000)	(299,135)	(76,142)
	(a) Basic EPS	(96.8) cents/share	(24.6) cents/share
	(b) Diluted EPS	(96.8) cents/share	(24.6) cents/share
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	308,960,662	308,960,662

NTA backing

11.1	Net tangible asset backing per ordinary security	Not applicable to mining companies

Discontinuing Operations

12.1

On 11 September 2002 the company entered into an agreement to sell the Wiluna operation, one of Yandal's three gold mine sites and thereby discontinue its operations at that site. The sale of Wiluna will be effective from September 2002 and is reported in this financial report as a discontinuing operation.

Financial information relating to the discontinuing operation for the is set out below:

Financial Performance information for the years ended 30 June 2002 and 30 June 2001

	30 June 2002 A$'000	30 June 2001 A$'000
Revenue from ordinary activities, excluding the sale of the site.	78,735	90,914
Total revenue from ordinary activities	78,735	90,914
Expenses from ordinary activities, excluding the carrying amount of assets of the division sold	89,729	107,895
Write down of non-current assets	25,006	-
Provision for mine closure	-	14,000
Total expenses from ordinary activities	114,735	121,895
Profit from ordinary activities before income tax	(36,000)	(30,981)
Income tax benefit	11,495	1,186
Net Profit	(24,505)	(29,795)
Carrying amount of assets and liabilities at 30 June 2002 and 30 June 2001		
Property,plant and equipment	23,643	49,895
Exploration and evaluation expenditure	-	9,740
Prepayments	341	4,288
Inventories	7,205	5,412
Total assets	31,189	69,335
Provision for mine completion	23,389	30,496
Total liabilities	23,389	30,496
Net assets	7,800	38,839
Cash flow information for the periods ended 30 June 2002 and 30 June 2001		
Net cash inflow/(outflow) from ordinary activities	10,478	(14,832)
Net cash inflow/(outflow) from investing activities	(7,451)	2,526
Net cash inlfow/(outflow) from financing activities	(322)	474
Net increase in cash generated/ (used) by Wiluna	2,705	(11,832)

Completion of the sale transaction, which is subject to a number of conditions precendent is expected by the end of October 2002, with an effective date of 1 September 2002. Accordingly, the book value of the Wiluna mine has been adjusted as at 30 June 2002, to reflect the cash elements of the consideration.

Details of the sale of Wiluna are as follows:

Consideration:	
Cash	7,800
Carrying amount of net assets sold	7,800
Gain on sale before income tax	-
Income tax expense	-
Gain on sale before income tax	-

Further information is set out in Comments by Directors, below.

Control gained over entities having material effect

Nil.

Loss of control of entities having material effect

Nil.

Dividends

15.1 Date the dividend is payable	N/A
15.2 Record date to determine entitlements to the dividend (ie on the basis of security holding balances established by 5.00pm)	N/A
15.3 A final ordinary dividend has been declared	N/A

Amount per security

			Amount per security	Franked amount per security	Amount per security of foreign source dividend
15.4	Final dividend	Current year	-	-	-
15.5		Previous year	-	-	-
15.6	Interim dividend	Current year	-	-	-
15.7		Previous year	-	-	-

Total dividend per security (interim plus final)

	30 June 2002	30 June 2001
15.8 Ordinary securities	-	-
15.9 Preference securities	-	-

Preliminary final report - final dividend on all securities

	30 June 2002 A$'000	30 June 2001 A$'000
15.10 Ordinary securities	-	-
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	-	-

Dividend Plans in operation

There are no dividends plans in operation.

Details of aggregate share of profits (losses) of associates and joint venture entities

Nil

Material interests in entities which are not controlled entities

Nil

Issued and quoted securities at 30 June 2002

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1 **Preference securities** *(description)*	NIL	NIL	N/A	N/A
18.2 Changes during current period				
(a) increases through issues	NIL	NIL	N/A	N/A
(b) decreases through returns of capital, buybacks, redemptions	NIL	NIL	N/A	N/A
18.3 **Ordinary securities**	308,960,662	NIL	N/A	Fully Paid
18.4 Changes during current period				
(a) increases through issues	NIL	NIL	N/A	N/A
(b) decreases through returns of capital, buybacks, redemptions	NIL	NIL	N/A	N/A
18.5 **Convertible debt securities**	NIL	NIL	N/A	N/A
18.6 Changes during current period				
(a) increases through issues	NIL	NIL	N/A	N/A
(b) decreases through securities matured, converted	NIL	NIL	N/A	N/A
18.7 **Options**			Exercise price	Expiry date
18.8 Issued during current period	NIL	NIL	N/A	N/A
18.9 Exercised during current period	NIL	NIL	N/A	N/A
18.10 Expired during current period	NIL	NIL	N/A	N/A
18.11 **Debentures**	NIL	NIL	N/A	N/A
18.12 **Unsecured notes**	NIL	NIL	N/A	N/A

Segment Reporting

The Company's activities are conducted in Australia in one business segment, being the exploration for and mining of gold and other minerals.

Comments by directors

Basis of preliminary final report preparation

This preliminary final report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. The preliminary final report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2001 annual financial report and any announcements to the market made by the Company during the period.

Material factors affecting the revenues and expenses of the economic entity for the current period

Gold ounces sold during the period totalled 749,412 ounces (2001: 785,607 ounces) at an average realised price of $539 per ounce (2001: $531 per ounce). The average cash cost was $349 per ounce (2002: $288 per ounce) and the average total production cost was $508 per ounce (2001: $475 per ounce).

Following the acquistion of the Company's parent entity Normandy Mining Limited by Newmont Mining Corporation in February 2002, revised life of mine plans have been developed by management, which have been adopted by the Company as a basis for assessing the recoverable amount of non-current assets and for determining effectiveness of derivative instruments for hedge accounting. As a result of adoption of these plans, non-current assets relating to the Jundee operation have been written down by $145 million, and $123 million has been recognised as a non-current liability, representing the value of derivative instruments that no longer qualify for hedge accounting. In addition, net assets relating to the Wiluna operation have been written down by $25 million to $7.8 million, reflecting the cash proceeds receivable on sale of that operation (see further discussion below).

For further details see Report on Activities for the Quarter to 30 June 2002 released on 31 July 2002.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified

On 11 September 2002 the Company entered into an agreement to sell the Wiluna mine and surrounding exploration acreage to Agincourt Resources Limited, a company controlled by members of the Wiluna mine management group and an independent contractor. Consideration for the sale comprises cash on settlement of $7.8 million, prior to liabilities that will be retained by the Company, in relation to trade creditors and employee entitlements, which are expected to offset this initial consideration. In addition, the Company will receive a 5.9% royalty on Wiluna production from 1 September 2002, up to a maximum of $4.0 million, and a 3% Net Smelter Return royalty (increasing to a maximum of 5% at higher gold prices) payable on Wiluna production from 1 July 2004. The Company has agreed to invest a minimum of $0.8 million in ordinary equity of Agincourt and a further amount up to $0.8 million in redeemable preference shares (this further amount at Agincout's option), the latter contingent upon the amount of equity funding raised by Agincourt. Completion of the sale transaction, which is subject to a number of conditions precendent is expected in October 2002, Accordingly, the book value of the Wiluna mine has been adjusted as at 30 June 2002, to reflect the cash elements of the consideration.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

No franking credits are currently available.

Changes in accounting policies since the last annual report are disclosed as follows

Nil.

Revisions in estimated are disclosed as follows

Changes in mineral inventories used as a basis for determining depreciation and amortisation and mine completion charges resulted in a reduction in these charges of $8.9 million for the period.

Other Matters

US$300 million Senior Notes due 2008
The indenture governing the US$300 million 8 7/8% Senior Notes due 2008 issued by the Company provides that in certain circumstances the Company may be required to offer to repurchase those notes at 101% of the principal amount plus accrued and unpaid interest. The Company is not required to make this offer if a third party makes the offer and purchases all notes which are validly tendered and not withdrawn under that offer.

The Company has been advised by its ultimate parent entity, Newmont Mining Corporation, that a subsidiary of Newmont Mining Corporation made an offer to repurchase the notes as if those circumstances had occurred and purchased notes to the value of US$62.8 million, representing all notes which were validly tendered and not withdrawn under that offer. This ensures that whether or not the relevant circumstances have occurred the Company is not, and will not be, obliged to make an offer to repurchase the notes pursuant to the circumstances that gave rise to such subsidiary's offer to purchase the notes.

Change of financial year
For the purpose of synchronising the Company's financial year with that of its controlling entity, Newmont Mining Corporation, the Company's current financial year ending 30 June 2002 was extended to 31 December 2002. Thereafter the Company's financial year will run from 1 January to 31 December.

Annual Meeting

To be advised

Appendix 1:

1.6 Reconciliation of Income Tax Expense

	30 June 2002 A$'000	30 June 2001 A$'000
Loss for the year	(292,596)	(99,283)
Prima facie income tax charge/(benefit) at applicable rates	(87,779)	(33,756)
Tax effect of permanent differences	-	534
Income tax adjusted for permanent differences	(87,779)	(33,222)
Timing differences recognised	1,656	3,471
Change in corporate tax rate	-	6,610
Timing differences not brought to account as future income tax benefits, current year	88,162	-
Write down of tax assets	4,500	-
Income tax expense/(benefit)	**6,539**	**(23,141)**

DIRECTORS' DECLARATION

The Directors declare that:

a) The attached financial statements and notes set out on pages 1 to 15 thereto comply with Accounting Standards and other mandatory professional reporting requirements;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

c) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors

On behalf of the Directors

K G Williams	**J A S Dow**
Director	Director

Adelaide, 13 September 2002

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts which have been subject to review.

5 The entity does not have a formally constituted Audit Committee.

Ms P F Carr
SECRETARY

Enquiries to
Nicola Frazer
Manager - Investor Relations
(08) 8303 1700

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PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone 8218 7401

Independent review report to the members of Newmont Yandal Operations Ltd

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report, comprising pages 1 to 16 of the preliminary final report included in the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto (the financial report) does not present fairly, in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and ASX Listing Rules relating to interim financial reports, the financial position of the Newmont Yandal Operations Ltd Group (defined below) as at 30 June 2002 and the results of its operations and its cash flows for the 12 months ended on that date.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the 12 month period ended 30 June 2002 is the responsibility of the directors of Newmont Yandal Operations Ltd. It includes the financial statements for the Newmont Yandal Operations Ltd Group (the Group), which incorporates Newmont Yandal Operations Ltd (the Company) and the entities it controlled during the 12 months ended 30 June 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described,

anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and the ASX Listing Rules relating to interim financial reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia and the Auditing and Assurance Standards Board.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Forman
Partner

Adelaide, SA
13 September 2002

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED
(Registrant)

By:

Name: Kenneth G Williams
Title: Director

Dated: 13 September, 2002